Exhibit (a)(5)

FS ENERGY TOTAL RETURN FUND

PROXY VOTING POLICIES AND PROCEDURES

FS Energy Total Return Fund, a Delaware statutory trust (the “Fund”), has delegated its proxy voting responsibility to its investment adviser, FS Energy Advisor, LLC (the “Adviser”). The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines are reviewed periodically by the Adviser and the Fund’s non-interested trustees, and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, the Adviser recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of the Adviser are intended to comply with Section 206 of, and Rule 206(4)-6 promulgated under, the Advisers Act.

Proxy Policies

The Adviser will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. After considering the recommendation of the Fund’s Sub-Adviser, the Adviser will vote proxies relating to the Fund’s portfolio securities in the best interest of its clients’ shareholders. Although the Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of the Adviser are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, the Adviser requires that: (i) anyone involved in the decision-making process disclose to the Adviser’s Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (ii) employees involved in the decision-making process or vote administration are prohibited from revealing how the Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties. Once approved by the Adviser, the results of proxy vote decisions are communicated by the Adviser to the Fund’s proxy voting service for execution of the proxy votes.

Proxy Voting Records

Information regarding how the Adviser voted proxies with respect to the Fund’s portfolio securities during the most recent 12-month period ending June 30 will be available without charge by making a written request to the Fund’s Chief Compliance Officer, FS Energy Total Return Fund, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112 or by calling the Fund collect at (215) 495-1150, or on the SEC’s website at http://www.sec.gov.